EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
In thousands, except share data	2013	2012	2011	2010	2009
Fixed Charges, as defined:
Interest on Long-Term Debt	$40,825	$39,175	$37,515	$39,198	$37,447
Other Interest	2,709	2,314	2,976	1,587	1,937
Amortization of Debt Discount and Expense	1,877	1,848	1,729	1,766	1,503
Interest Portion of Rentals	1,910	1,864	2,213	2,130	1,735
Total Fixed Charges, as defined	47,321	45,201	44,433	44,681	42,622
Earnings, as defined:
Net Income(1)	60,538	58,779	63,044	72,013	74,632
Taxes on Income(1)	41,705	43,403	42,825	49,033	46,349
Fixed Charges, as above	47,321	45,201	44,433	44,681	42,622
Total Earnings, as defined	$149,564	$147,383	$150,302	$165,727	$163,603
Ratios of Earnings to Fixed Charges	3.16	3.26	3.38	3.71	3.84

(1) Prior period balances have been adjusted for a prior period error identified during the first quarter of 2013. See Note 16 for additional detail on this error.